FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Gaut, C. Christopher	2. Issuer Name and Ticker or Trading Symbol ENSCO International Incorporated (ESV)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President
(Last) (First) (Middle) 500 N. Akard Street Suite 4300	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/13/02
(Street) Dallas, TX 75201		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/13/02		S	V	1,000	D	30.68		D
Common Stock	12/16/02		S	V	2,000	D	31.00	178,609	D
Common Stock								5,400	I(1)	(2)
Common Stock								3,961.65(3)	I	ENSCO Plans
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$9.00			(4)				(5)	02/23/04	Common Stock	140,400		140,400	D
Employee Stock Option (Right to Buy)	$33.89			(6)				(7)	05/08/06	Common Stock	125,000		125,000	D
Employee Stock Option (Right to Buy)	$31.765			(8)				(9)	06/03/07	Common Stock	65,000		65,000	D

Explanation of Responses:

(1) Gift under Texas Uniform Gift to Minor Act, and divided equally among Mr. Gaut's three (3) children.
(2) The reporting person disclaims beneficial ownership of all securities held by his children, and this report should not be deemed as an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3) Between July 1, 2002 and November 30, 2002, the reporting person acquired 263.30 shares of ENSCO common stock under the ENSCO Plans.
(4) All transactions in the employee stock options have been previously reported.
(5) The stock options vest at a rate of 25% per annum on the anniversary date of the grant.
(6) All transactions in the employee stock options have been previously reported.
(7) The stock options vest at a rate of 25% per annum on the anniversary date of the grant.
(8) All transactions in the employee stock options have been previously reported.
(9) The stock options vest at a rate of 25% per annum on the anniversary date of the grant.

By: /s/ C. Christopher Gaut C. Christopher Gaut **Signature of Reporting Person	12/16/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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